

September 30, 2010

Via Facsimile and U.S. Mail

John Erickson, Esq.
Collette Erickson Farmer & O'Neill LLP
235 Pine Street, Suite 1300
San Francisco, CA 94104

> **Re:** **CoSine Communications, Inc.**
> **Schedule 13E-3 filed September 3, 2010**
> **File No. 5-60229**
> **Schedule 14A filed September 3, 2010**
> **File No. 0-30715**

Dear Mr. Erickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please advise us as to what consideration was given to whether Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P. are affiliates engaged in the going private transaction and, accordingly, should be included as filing persons on the Schedule 13E-3. We note that they collectively own 50% of the outstanding shares of common stock, both Messrs. Howard and Gibson are affiliated with the Steel entities and are directors, and that Mr. Gibson is the sole officer of the issuer. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination,

please review Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. Please advise us by supplementally addressing the factors described in the Interpretive Response, including the continued and significant equity participation, continued management roles, and any involvement in discussions with the issuer concerning the going private transaction.

2. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule 14A

3. We note that the shares of common stock held in "street name" through a "nominee (such as a bank or broker)" will not be affected by the reverse stock split. Please revise to clarify the group of record holders who will be excluded from the reverse stock split. For example, please revise to clarify whether only those who hold shares through a bank or broker will be excluded from the reverse stock split, or specify the other types of nominees to which you refer.

4. In a number of places you state that shareholders may continue their investment by buying additional shares. Please revise throughout your document to address the difficulty in buying or selling shares given the illiquidity of your common stock.

Purpose of and Reasons for the Transaction, page 3

5. Please revise the first bullet point to quantify the incremental cost of your expenses, given that you will continue to incur legal and accounting expenses after the going private transaction.

6. We note that you are proposing the reverse stock split in order to reduce the number of record holders. Please discuss the reasons for structuring the reverse stock split so that shares held in "street name" through a nominee, regardless of the number of shares held by the nominee, will not be affected by the reverse stock split.

Effects of the Transaction, page 3

7. Please refer to the last sentence under the first bullet point. Please revise to state whether shareholders will receive audited financial information after the reverse/forward stock split.

Fairness of the Transaction, page 6

8. Please revise to state whether the board believes that the going private transaction is fair to each group of unaffiliated shareholders: those unaffiliated shareholders who will receive cash and those unaffiliated shareholders who will continue to hold common stock.

Background of the Transaction, page 20

9. Please revise so that it is clear why the board decided to apply the reverse stock split only to common shares held by record holders who hold shares in their own name as opposed to those who hold common shares in a bank, broker, or other nominee account.

Effects of the Transaction, page 26

Effect on Affiliated Stockholders, page 30

10. We note that it appears that officers and directors will continue as shareholders and will not recognize taxable gain or loss as a result of the transaction. Please revise to describe this effect on affiliates.

11. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Substantive Fairness, page 32

Equal Treatment of Affiliated and Unaffiliated Holders of Our Shares, page 33

12. In an appropriate section, please address the fact that affiliates will continue to own common stock after the reverse/forward stock split, and that not all record holders are subject to the reverse stock split.

Valuation Analysis of Financial Advisor, page 37

13. For each method of analysis in the valuation analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. We note that you have included some of this information. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders.

14. Please describe each of the comparable companies or transactions considered by the financial advisor and describe why any company or transaction was excluded from the relevant analysis.

Prospective Financial Information, page 41

15. Please revise to include a summary of the financial forecasts or estimates considered by the financial advisor.

Information about the Company, page 48

Market Information, page 48

16. In the table of recent bid quotations, please revise to include stock price information for each month since the end of the second quarter of 2010.

Security Ownership of Certain Beneficial Owners, page 50

17. Please update this information as of a more recent date and include ownership information after the Reverse/Forward Stock Split.

18. Please revise the table if either of Messrs. Gibson or Howard has or shares beneficial ownership over the shares held by either of Steel Partners Holdings or Steel Partners II. Refer to Rule 13d-3(a).

Form of Proxy Card

19. Please revise the proxy card to indicate that it is a "preliminary" copy. Refer to Rule 14a-6(e)(1).

20. Please revise to indicate whether the proxy is being solicited on behalf of the issuer's board of directors. Refer to Rule 14a-4(a)(1).

21. Please revise the boxes so that shareholders are afforded an opportunity to specify a choice between approval or disapproval of, or abstention with respect to each separate matter. Refer to Rule 14a-4(b)(1).

22. Please revise the proxy card to disclose whether one proposal is conditioned on approval of the other. Refer to Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions